Exhibit 99.39

Black Mammoth Metals Identifies IP Target Corridor at Coal Canyon Gold, NV

BMM: TSX-V

VANCOUVER, BC, April 14, 2026 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to report the results of a pole-dipole induced polarization survey (the “IP Survey”) with an interpreted inversion model conducted at its Coal Canyon Gold Project (“Coal Canyon” or the “Property”) situated in Pershing County, Nevada; on the west side of the Humboldt Range, approximately 14 km southwest of the Coeur Rochester silver-gold operation.

IP Survey - Results:

A zonation of resistivity and chargeability anomalies have defined a target corridor trending NNE that is coincident with the known gold mineralized area (the “Gold Zone”) observed in the Company’s recent surface rock chip samples. The IP Survey has also identified previously untested target zones (the “Contact Zone Target”) that may be associated with an interpreted mineralized intrusive partially exposed in road cuts that could be reflected in the resistivity high and the enveloping chargeability anomaly located in the center of the survey area (see Figure 1).

Figure 1 – Chargeability and Resistivity 50–100m Depth Slice with Target Zone and Known Gold Mineralized Area. (CNW Group/Black Mammoth Metals Corp)

Figure 1 – Chargeability and Resistivity 50–100m Depth Slice with Target Zone and Known Gold Mineralized Area.

The IP Survey was selected for the Property to follow up with the Company’s road cut sampling that assayed up to 46m @ 0.76 g/t Au in oxide (see the Company’s NR dated May 28, 2025) and verification of historical sampling (see Figure 2). Multiple types of mineralization exist on the Property, and an extensive soils grid shows strong silver and molybdenum values surrounding the Gold Zone. The IP Survey consisted of four east-west IP lines with 100m spacing, situated in the south of the Property.

Figure 2 – Erosional Window Showing Black Mammoth Metals' Recent Rock Chip Locations and Gold Assays With Gold Mineralization Covered by Younger Rock Formations Open in all Directions. (CNW Group/Black Mammoth Metals Corp)

Figure 2 – Erosional Window Showing Black Mammoth Metals’ Recent Rock Chip Locations and Gold Assays With Gold Mineralization Covered by Younger Rock Formations Open in all Directions.

The Company intends to further investigate the targets defined by the IP Survey.

At Coal Canyon there is an existing drill permit with the Bureau of Land Management that needs a change of operator. Substantial drill roads and pads have been constructed.

About Black Mammoth Metals Corporation:

Since January 2024, Black Mammoth Metals has acquired a 100% interest in:

●	Cupz Gold property, Esmeralda County, NV.
●	West Reveille Silver property, Nye County, NV.
●	Tom’s Pediment Gold-Silver property, Lander County, NV.
●	Mustang Gold-Silver property, Nye County, NV.
●	Ramsey Silver property, La Paz County, AZ.
●	Gallinas Rare Earth property, Lincoln County, NM.
●	Amador Silver property, Lander County, NV.
●	Big Bear Copper property, Gila County, AZ.
●	Zulu Gold property, Gila County, AZ.
●	Northern Star property, La Paz County, AZ.
●	Coal Canyon Gold property, Pershing County, NV.
●	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.
●	Clover High-Grade Gold property, Elko County, NV.
●	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.
●	East Reveille Gold property, Nye County, NV.
●	America Mine Gold property, San Bernardino, CA.
●	Quito Gold property, Lander County, NV.
●	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to January 2024).
●	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters

(11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release. On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including any technical reports filed or disclosed on the Company’s website related to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation: Phone: 604 347 910, Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 09:00e 14-APR-26